7:00 a.m. ET, Monday, February 27, 2006 8:00 p.m. Beijing / Hong Kong Time, Monday, February 27, 2006

Linktone Reports Unaudited Fourth Quarter and
Fiscal 2005 Financial Results

SHANGHAI, China, February 27, 2006 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

Highlights for the Fourth Quarter

•	Gross revenues of $20.6 million, rising from $20.5 million in the third quarter of 2005 and an increase of 32% from $15.5 million in the fourth quarter of 2004.

•	GAAP net income of $1.5 million, down 64% from $4.1 million in the third quarter of 2005 and down 22% from $1.9 million in the fourth quarter of 2004.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.05, a decrease from $0.15 for the third quarter of 2005 and from $0.07 for the fourth quarter of 2004.

•	Non-GAAP net income of $1.9 million, down 60% quarter-over-quarter from $4.6 million in the third quarter of 2005 and down 55% year-over-year from $4.1 million in the fourth quarter of 2004.

•	Non-GAAP net income per fully diluted ADS of $0.07, compared with $0.17 in the third quarter of 2005 and $0.15 in the fourth quarter of 2004.

Highlights for Fiscal Year 2005

•	Gross revenues up 46% to $73.6 million from $50.3 million in fiscal 2004.

•	Net income up 12% to $12.4 million from $11.1 million in fiscal 2004.

•	GAAP net income per fully diluted ADS of $0.45, an increase from $0.41 in fiscal 2004.

•	Non-GAAP adjusted fully diluted earnings per ADS of $0.53 compared to $0.60 in fiscal 2004.

Acting Chief Executive Officer and Chief Financial Officer Colin Sung said, “While we are disappointed with the financial results of the fourth quarter, we have begun 2006 by undertaking a transition designed to take Linktone to the next level through strengthening our financial performance and position in the wireless value-added services industry in China. We are primarily focused near-term on creating a leaner and more efficient organization. Of critical note, we will more efficiently manage our marketing expenditures and actively leverage our strategic acquisitions made in 2005 to deliver clearer contributions. Through improved marketing efficiency, focused cost reduction, and continuing to drive top line revenues, we believe we will again deliver growth and value for the coming year to our shareholders.”

Fourth Quarter Net Income

Linktone’s net income for the fourth quarter was $1.5 million, or $0.05 per fully diluted ADS, compared with $4.1 million, or $0.15 per ADS, for the third quarter of 2005 and $1.9 million, or $0.07 per fully diluted ADS, for the fourth quarter of 2004. The Company attributes the lower than expected GAAP net income for the fourth quarter primarily to the following:

•	Additional costs associated with increased revenue share payments to content providers and co-marketing partners reflecting a greater percentage of revenues derived from third party content and services.

•	Certain marketing programs that failed to produce anticipated top-line revenue returns and certain personnel turnover that resulted in decreased efficiency for the quarter.

•	Increased expenditures due principally to the Company’s continued investment in media advertising, which the Company increased in the fourth quarter to maintain its position in the market, and in new businesses and product lines.

GAAP net income for the fourth quarter and fiscal 2005 was higher than the updated guidance announced by the Company on February 1, 2006 as the Company has now determined to recognize the full amount of unamortized deferred compensation expense associated with the amendment of certain executive officer stock option grants in fiscal 2004, which has been reflected in the restated 2004 financial statements of the Company. Accordingly, all amounts for 2004 herein are restated to reflect this additional non-cash, stock-based compensation expense. This expense and the restatement of the 2004 financial statements are discussed in more detail below under “Restatement of 2004 Financial Statements”.

Fourth Quarter Revenue Mix

Linktone’s fourth quarter revenue mix continued to show steady diversification across a wide variety of wireless product areas including SMS, MMS, WAP, IVR and RBT, resulting in slight growth from the higher than expected revenue level achieved in the third quarter.

Linktone estimates that it averaged approximately 7.8 million paying users per month for the fourth quarter of 2005, down from 8.3 million in the third quarter and higher than the 7.3 million reported in the second quarter, primarily due to the high user turnover associated with certain marketing partnerships undertaken in the third quarter. ARPU remained steady at $0.71 per month for the fourth quarter of 2005.

The Company’s fourth quarter sales of short messaging services (SMS) decreased to $12.9 million, from $13.7 million in the prior quarter. This represented 63% of total gross revenues, compared to 66% for the prior quarter.

Linktone’s fourth quarter sales of 2.5G and audio-related services rose to $6.9 million, or 34% of gross revenues, compared with $6.2 million, or 30%, for the third quarter of 2005. The increase was primarily due to the higher demand for Linktone’s IVR services resulting from marketing programs and enhanced content offering in the fourth quarter of 2005.

Multimedia messaging services (MMS), wireless application protocol services (WAP), and Java games remained relatively steady, accounting for 10% of gross revenues, compared with 9% for the third quarter of 2005.

Margins, Expenses and Balance Sheet

Linktone’s gross margin for the fourth quarter of 2005 was 58% of net revenues, or gross revenues minus business tax, compared with 61% for the third quarter of 2005 and 68% for the fourth quarter of 2004. The decrease was due primarily to increased revenue share payments to content providers and co-marketing partners.

Operating margin was 7% of net revenues, compared with 19% for the third quarter of 2005 and 13% in the fourth quarter of 2004. The decrease was primarily due to certain marketing programs failing to produce anticipated top-line revenue returns.

Fourth quarter operating expenses totaled $10.0 million, compared with $8.3 million for the third quarter of 2005 and $8.2 million for the fourth quarter of 2004. The sequential increase reflected higher marketing spending in promotion of products, professional fees, and relocation expenses.

Selling and marketing expenses were $4.9 million for the fourth quarter of 2005, compared with $3.9 million for the third quarter of 2005 and $3.0 million for the fourth quarter of 2004. The Company attributes the increase to the promotion of new products across an increased number of channels.

Product development expenses for the fourth quarter of 2005 were $2.0 million, compared with $1.7 million for the third quarter of 2005 and $0.9 million for the fourth quarter of 2004. The Company continues to invest in product development at an increasing rate, given its belief in the need to continue to improve the quality, uniqueness, user loyalty and diversity of its products.

Other general and administrative expenses were $2.8 million, compared with $2.1 million for the prior quarter and $2.3 million for the fourth quarter of 2004. The increase was due to office relocation expenses and higher professional fees.

Acting Chief Executive Officer and Chief Financial Officer Colin Sung commented, “As part of our 2006 business plan, we have already begun to take affirmative steps to improve on the results we experienced in the fourth quarter. In addition to the management transition that we announced last week, we have initiated a significant cost restructuring covering the entire organization, which includes a substantial headcount reduction and a stringent evaluation of our sales and marketing channel efficiency.”

Mr. Sung also added, “Our goal is to complete the cost restructuring by the end of the first quarter so that we can build on our 2005 achievements and focus on the wireless growth opportunities we have identified as part of our 2006 business plan. We expect to begin to see the impact of our growth initiatives and cost savings beginning in the second quarter of 2006.”

Fiscal Year 2005

The Company’s gross revenues rose 46% for fiscal year 2005 to $73.6 million, compared to the $50.3 million reported for 2004. Full-year net income under GAAP was $12.4 million, or $0.45 per fully diluted ADS, compared with $11.1 million, or $0.41 per fully diluted ADS, for fiscal 2004. Excluding the effect of non-cash stock-based compensation, non-GAAP adjusted net income for 2005 was $14.5 million, or $0.53 per fully diluted ADS, compared with $15 million, or $0.60 per fully diluted ADS, for 2004.

At December 31, 2005, Linktone’s balance sheet included cash and cash equivalents as well as short term investments available for sale in aggregate of $77.8 million. During the fourth quarter, Linktone generated positive cash flow from operations of $8.5 million. At year-end, days sales outstanding (DSOs), the average length of time required for the company to receive payment for services delivered, were 105 days, compared with 94 days at September 30, 2005, due primarily to national holidays in October in China which caused a delay in certain payments.

Recent Business Highlights

Strategic Investments and Acquisitions

Linktone continues to strengthen its focus on broadening its penetration and ability to deliver wireless services, as demonstrated by the following recent strategic investments and acquisitions:

•	Strategic investment in Ojava, a leading mobile game developer and game publisher in China, which has recently ranked among the top-3 providers of k-java mobile games.

•	Acquisition of 9Sky, a leading licensed music download provider in China with over 1.3 million registered users.

Management Transition

Linktone recently announced certain changes to its management team to more effectively address executing its business plan of growing its current business while improving margins and profitability with the following appointments:

•	Colin Sung, the Company’s Chief Financial Officer, has been appointed Acting Chief Executive Officer and Him Tiem Foo, Vice President — Finance, has been promoted to Deputy CFO.

•	Michael Li, the Company’s Chief Operating Officer from March 2003 until January 2006, has been appointed to the Board of Directors of the Company.

•	A transition management committee comprised of Colin Sung and Board of Directors Derek Sulger, Michael Li, Jun Wu and David Wang has been formed to actively oversee the transition.

•	An independent search committee comprised of independent directors Elaine LaRoche, Derek Sulger, David Wang, Jun Wu and Thomas Hubbs has been formed to evaluate candidates for certain key management positions.

•	As part of this transition, the Company has accepted the resignation of Raymond Yang as Chief Executive Officer and Executive Director.

Stock Repurchase Program

Linktone shareholders authorized the repurchase of up to $15 million worth of ADSs of the Company at the Annual General Meeting held on September 7, 2005.

As of February 27, 2006, the Company had effected transactions in the open market purchasing 687,800 ADSs for an aggregate purchase amount of approximately $6.4 million, representing 43% of the total share repurchase amount.

Business Outlook

For the first quarter ending March 31, 2006, Linktone expects gross revenue to be approximately $21 million, GAAP net income to be approximately $0.08 per ADS, and non-GAAP income to be approximately $0.09 per ADS.

Restatement of 2004 Financial Statements

In October, 2004, the Company announced that certain of its executive officers’ prior stock option grants had been amended to provide that if the Company terminates an officer without cause, as defined in the Company’s stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately excercisable, the Company, after consultation with the Audit Committee of the Board of Directors and its Independent Registered Public Accountants, has now determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004, when the amendments were effected.

As a result of this determination, the Company has restated its consolidated financial statements for the year ended December 31, 2004 to reflect an additional non-cash, stock-based compensation expense of approximately $1.4 million. This will result in a decrease in previously-reported net income for the year ended December 31, 2004 from $12.5 million to approximately $11.1 million, and for the fourth quarter of 2004 from approximately $3.3 million to approximately $1.9 million, and a decrease in net income per fully-diluted ADS for the year ended December 31, 2004 from $0.47 to $0.41 and for the fourth quarter of 2004 from $0.12 to $0.07. This non-cash adjustment does not impact the Company’s cash flows from operations. The attached unaudited summary financial statements for 2004 are restated to include the effect of the adjustment. The Company expects to reflect this restatement in its audited financial statements as of and for the year ended December 31, 2005, which are expected to be issued in the next several weeks.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. All diluted per-share computations for the fourth quarter were based on 27.9 million weighted average ADSs outstanding on a fully-diluted basis. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and year-end periods of 2005 and 2004, respectively, located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss fourth quarter and 2005 financial results and first quarter 2006 business outlook at 9:00 a.m. ET on February 27 (10:00 p.m. Beijing/Hong Kong time on February 27). The dial-in numbers for the call are 800-218-0204 for U.S. callers and 303-262-2130 for international callers. Presenting on behalf of the Company will be Acting Chief Executive Officer and Chief Financial Officer Colin Sung, Deputy CFO Him Tiem Foo, and Board of Directors Derek Sulger and Michael Li.

A phone replay of the call will be available from February 27 to March 13, 2006). To access this replay, U.S. callers should dial 800-405-2236 and enter code number 11051996; international callers should dial 303-590-3000 and enter the same code number. Also, a webcast of this call will be available live and archived on the Linktone website at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to execute internal cost reductions, effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; Linktone’s ability to effectively integrate and streamline the operations of 9Sky, Ojava and other acquisitions with Linktone’s existing operations such that they will be accretive to Linktone’s earnings for 2006; Linktone’s ability to increase revenue growth through new acquisitions; the risk that increased investment in product development will not result in higher quality, greater uniqueness, increased loyalty or greater diversification of Linktone’s products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that sales of 2.5G and audio-related services will not grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Johnny Shen Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email:

	LINKTONE LTD.
	CONSOLIDATED BALANCE SHEET
	(In U.S. dollars, except share data)
								December
¡¡			¡¡		December 31,					31,
					2004
			¡¡		(Unaudited)					2005
			¡¡		(restated)			(Unaudited)
Assets				¡¡	¡¡			¡¡
Current assets:				¡¡	¡¡			¡¡
Cash and cash equivalents					63,413,629			36,252,678
Short term investments					14,860,365			41,580,530
Accounts receivable, net					10,445,535			15,945,662
Tax refund receivable					2,597,167			2,131,128
Deposits and other receivables					2,900,433			5,136,201
Inventory					—			748
Deferred tax asset					416,632			811,014
Total current assets					94,633,761			101,857,961
¡¡
Property and equipment, net					2,527,813			3,565,446
Intangible assets					—			2,234,185
Goodwill					—			10,171,219
Other long term assets					282,784			—
Deferred tax assets					763,597			1,051,469
Total assets					98,207,955			118,880,280
¡¡
Liabilities and shareholders’ equity
Current liabilities:
Taxes payable					5,078,967			5,898,782
Accrued liabilities and other payables					4,181,346			11,886,705
Due to related parties					13,792			—
Deferred income					—			93,327
Deferred tax liabilities					1,115,351			881,279
Total current liabilities					10,389,456			18,760,093
¡¡
Long term liabilities
Other long term liabilities					149,411			30,276
Total liabilities					10,538,867			18,790,369
¡¡
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 257,317,900 shares issued and outstanding as of December 31, 2004 and
December 31, 2005)					25,377			25,732
Additional paid-in capital					78,345,352			78,674,885
Deferred stock-based compensation					(1,227,018)			0
Statutory reserves					1,531,760			1,553,981
Accumulated other comprehensive loss					(64,825)			726,837
Retained earnings					9,058,442			19,108,476
Total shareholders’ equity					87,669,088			100,089,911
¡¡
Total liabilities and shareholders’ equity					98,207,955			118,880,280
	LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	(In U.S. dollars, except share data)
		Three months ended						Twelve months ended

	December 31,				December 31,			December 31,		December 31,
					2004					2004
	2005				(Unaudited)			2005		(Unaudited)
	(Unaudited)				(restated)			(Unaudited)		(restated)

Gross revenues	20,582,875				15,540,229			73,608,603		50,318,744

Business tax	(901,259)				(719,368)			(3,121,347)		(2,235,044)
Net revenues	19,681,616				14,820,861			70,487,256		48,083,700
Cost of services	(8,357,824)				(4,719,382)			(26,483,694)		(15,305,416)
Gross profit	11,323,792				10,101,479			44,003,562		32,778,284

Operating expenses:
Product development	(1,951,980)				(946,722)			(6,229,976)		(2,807,720)
Selling and marketing	(4,856,652)				(2,983,429)			(14,719,763)		(8,794,568)
Stock-based compensation	(389,187)				(1,978,000)			(2,012,425)		(3,464,807)
Other general and
administrative	(2,822,552)				(2,326,919)			(9,774,570)		(6,809,947)
Total operating expenses	(10,020,371)				(8,235,070)			(32,736,734)		(21,877,042)
Income from operations	1,303,421				1,866,409			11,266,828		10,901,242
Interest income	58,577				348,037			973,034		815,447
Other income	619,111				62,665			1,713,530		346,652
Income before tax	1,981,109				2,277,111			13,953,392		12,063,341
Income tax expense	(513,425)				(401,631)			(1,504,329)		(997,307)
Net income	1,467,684				1,875,480			12,449,063		11,066,034

Accretion on Series B redeemable preferred share										(28,206)
Amount allocated to participating preferred shareholders										(794,307)
Net income attributable to
ordinary shareholders	1,467,684				1,875,480			12,449,063		10,243,521
Other comprehensive income/(loss):	(89,614)				(64,702)			791,662		(64,414)
Comprehensive income	1,378,070				1,810,778			13,240,725		11,001,620
Earning per Ordinary share:
Basic	0.01				0.01			0.05		0.05
Diluted	0.01				0.01			0.05		0.04
Earning per ADS:
Basic	0.06				0.07			0.48		0.46
Diluted	0.05				0.07			0.45		0.41
Weighted average ordinary shares:
Basic	258,584,920				252,652,202			257,020,040		224,569,476
Diluted	278,770,679				272,531,566			275,385,579		248,081,126
Weighted average ADSs:
Basic	25,858,492				25,265,220			25,702,004		22,456,948
Diluted	27,877,068				27,253,157			27,538,558		24,808,113
	LINKTONE LTD.
	NON-GAAPRECONCILIATION
	(In U.S. dollars, except share data)
			Three months ended				Twelve months ended

		December 31,	December 31,			December 31,			December 31,
				2004					2004
		2005		(Unaudited)		2005			(Unaudited)
		(Unaudited)		(restated)		(Unaudited)			(restated)

Net income		1,467,684	1,875,480			12,449,063			11,066,034
Financing expense									156,089
Stock based compensation expense		389,187	1,978,000			2,012,425			3,464,807
Content partner underpayments			235,590						235,590
Adjusted net income		1,856,871	4,089,070			14,461,488			14,922,520
Non-GAAP diluted earnings per share		0.01	0.02			0.05			0.06
Non-GAAP diluted earnings per ADS		0.07	0.15			0.53			0.60
Number of shares used in diluted per-share calculation		278,770,679	272,531,566			275,385,579			248,081,126
Number of ADSs used in diluted per-share calculation		27,877,068	27,253,157			27,538,558			24,808,113